Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF DESIGNATION

OF

RIGHTS, PRIVILEGES, PREFERENCES, AND RESTRICTIONS
OF
SERIES V PREFERRED STOCK
OF
BLUM HOLDINGS, INC.

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

The undersigned, Sabas Carrillo, hereby certifies that:

1.	He is the Chief Executive Officer of Blum Holdings, Inc., a Delaware corporation (the “Corporation”).

2.

The Corporation is authorized to issue 50,000,000 shares, $0.001 par value per share, of Preferred Stock, of which 25,000,000 have been designated as “Series V Preferred Stock,” and 2,500,000 have been designated as “Series N Preferred Stock.”

3.

The following resolutions were duly adopted by the board of directors of the Corporation (the “Board of Directors”), in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), on December 12, 2024, which resolutions provide for the creation of a series of the Corporation’s Preferred Stock, par value $0.001 per share, which is designated as “Series V Preferred Stock,” with the rights, preferences, privileges and restrictions set forth therein.

WHEREAS, the Certificate of Incorporation of the Corporation (as amended, the “Certificate of Incorporation”), provides for a class of authorized capital stock of the Corporation known as preferred stock, comprised of 50,000,000 authorized shares, par value $0.001 per share (the “Preferred Stock”), issuable from time to time in one or more series; and

WHEREAS, the Certificate of Incorporation further provides that the Board of Directors is expressly authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption, and liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting any series and the designation thereof, of any of them; and

WHEREAS, pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation, 25,000,000 shares of the 50,000,000 authorized shares of Preferred Stock of the Corporation were previously designated as “Series V Preferred Stock,” par value $0.001 per share with the rights, preferences, privileges and restrictions of such shares of Preferred Stock pursuant to that certain Certificate of Designation filed with the Delaware Secretary of State on January 8, 2024 (the “Original Certificate of Designation”); and

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors wishes to amend the Original Certificate of Designation to be amended and restated and the Board of Directors hereby fixes the rights, preferences, privileges and restrictions of such shares of Preferred Stock, in addition to any provisions set forth in the Certificate of Incorporation that are applicable to all series of the Preferred Stock, in this Amended and Restated Certificate of Designation as follows:

TERMS OF PREFERRED STOCK

Section 1.    Designation; Ranking. A series of Preferred Stock is hereby designated as the Corporation’s Series V Preferred Stock (the “Series V Preferred Stock”). All series of Preferred Stock, whether now or hereafter designated, may by their respective terms have a preference over the Series V Preferred Stock in respect of distribution upon liquidation, dividends, or any other right or matter; provided that, the Series V Preferred Stock shall, with respect to rights upon liquidation, dissolution, or winding-up of the affairs of the Corporation, rank senior and prior to the common stock, par value $0.001 per share, of the Corporation (the “Common Stock”).

Section 2.    Number; Par Value. The number of shares constituting Series V Preferred Stock is fixed at Twenty-Five Million (25,000,000) shares, par value $0.001 per share, and such authorized number may not be increased or decreased except by the favorable vote or the written consent of the holders of the issued and outstanding shares of Series V Preferred Stock and by a resolution of the Board of Directors.

Section 3.    Dividends. The holders of Series V Preferred Stock do not have any preferential dividend rights and shall be entitled to receive dividends, if any, only if, when, and as declared by the Board of Directors in its sole and absolute discretion.

Section 4.    Voting Rights. If issued and outstanding, each share of Series V Preferred Stock shall have the right to take action by written consent or vote in number equal to two (2) times the number of shares of Common Stock into which such shares of Series V Preferred Stock are then convertible. These voting rights may be exercised by vote at an annual meeting of the stockholders of the Corporation or at a special meeting of the stockholders of the Corporation or by written consent of the holders of Series V Preferred Stock. Except as otherwise provided by the Certificate of Incorporation or required by law, the holders of the shares of Common Stock and shares of Series V Preferred Stock shall vote together and not as separate classes.

Section 5.    Conversion. Each share of Series V Preferred Stock shall be convertible into one-third (1/3rd) of a share of Common Stock, in the manner set forth below. The shares of Series V Preferred Stock, once converted into shares of Common Stock in accordance with the terms hereof, shall resume the status of an authorized but unissued share of Preferred Stock and shall no longer be designated as Series V Preferred Stock.

(a)    Automatic Conversion. Each share of Series V Preferred Stock shall automatically, without further action by the holder thereof, be converted into one-third (1/3rd) of a fully paid and nonassessable share of Common Stock on the fourth (4th) anniversary of the date on which the holder’s shares of Series V Preferred Stock were issued (“Automatic Conversion”).

(b)    Conversions at Option of Holder. At any time, or from time to time, from and after the first anniversary of the date on which a holder’s shares of Series V Preferred Stock were issued, but prior to the date of the Automatic Conversion, such holder shall be entitled, upon written notice to the Corporation and the transfer agent (or solely to the Corporation if the Corporation serves as its own transfer agent for the Series V Preferred Stock), to convert each of such holder’s shares of Series V Preferred Stock then held into one-third (1/3rd) of a fully paid and nonassessable share of Common Stock.

(c)    Conversions Following a Split or Recombination of the Shares of Common Stock. The conversion ratio set forth in Sections 5(a) and (b) shall be proportionately adjusted in the event of a stock split, stock dividend, or reverse stock split or combination of the shares of Common Stock.

(d)    Fractional Shares. No fractional shares shall be issued upon the conversion of the Series V Preferred Stock. In lieu of any fractional share to which the holder would otherwise be entitled, the Corporation shall at its election, either pay to the holder a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the fair market value of the Common Stock as determined in good faith by the Board of Directors as of the date of conversion or round up to the next whole share.

Section 6.    Right of First Refusal. For so long as a holder (“such holder”) owns shares (the “Ownership Period”) of Series V Preferred Stock, such holder shall not, directly or indirectly through an affiliate, enter into any agreement or consummate any transaction relating to a transfer of record or beneficial ownership of any such shares (a “Third-Party Transaction”) except in compliance with the terms and conditions of this Section 6.

(a)    ROFR Offer; Notice. If at any time during the Ownership Period, such holder receives a bona fide written offer for a Third-Party Transaction that such holder desires to accept (each, a “Third-Party Offer”), such holder shall, within five (5) calendar days following receipt of the Third-Party Offer notify the holder with the greatest voting percentage of the Series V Preferred Stock (whether individually or in combination with his, her, or its affiliates or in connection with any voting agreement, voting trust, or equivalent agreement; the “offeree”) in writing (the “Offer Notice”) of the identity of all proposed parties to such Third-Party Transaction and the material financial and other terms and conditions of such Third-Party Offer (the “Material Terms”). Each Offer Notice shall constitute an offer made by such holder to enter into an agreement with the offeree on the same Material Terms of such Third-Party Offer (the “ROFR Offer”).

(b)    Exercise. At any time prior to the expiration of the five (5) day period following the offeree’s receipt of the Offer Notice (the “Exercise Period”), the offeree may accept the ROFR Offer by delivery to such holder of a written notice of acceptance and any standard and customary conditions applicable to a transaction of this nature and magnitude; provided, however, that the offeree is not required to accept any non-financial terms or conditions contained in any Material Terms that cannot be fulfilled by the offeree as readily as by any person other than such holder.

(c)    Consummation of Third-Party Transaction. If, by the expiration of the Exercise Period, the offeree has not accepted the ROFR Offer, and provided that such holder has complied with all of the provisions of this Section 6, at any time during the thirty (30) day period following the expiration of the Exercise Period, such holder may consummate the Third-Party Transaction with the counterparty identified in the applicable Offer Notice on Material Terms that are the same or more favorable to such holder as the Material Terms set forth in the Offer Notice. If such Third-Party Transaction is not consummated within such thirty (30) day period, the terms and conditions of this Section 6 will again apply and such holder shall not enter into any Third-Party Transaction during the Ownership Period without affording the offeree the right of first refusal on the terms and conditions of this Section 6.

For the avoidance of doubt, the terms and conditions of this Section 6 apply to each Third-Party Offer received by any holder of shares of Series V Preferred Stock during the Ownership Period with the exception of the holder that would then qualify as the offeree.

Section 7.    Liquidation Preference. Upon any Liquidation Event (as defined below), before any distribution or payment shall be made to the holders of any class or series of the Corporation’s capital stock ranking junior to the Series V Preferred Stock, the holders of the Series V Preferred Stock shall be entitled to be paid out of the assets of the Corporation an amount equal to an aggregate of $1.00 allocated among all of the then-issued and outstanding shares of Series V Preferred Stock (the “Preference Value”). After the payment of the Preference Value of the shares of the Series V Preferred Stock as set forth herein, the remaining assets of the Corporation legally available for distribution, if any, shall be distributed ratably to the holders of the Corporation’s Common Stock and other classes or series of the Corporation’s capital stock in the manner provided by law or the Certificate of Incorporation of the Corporation. The Corporation shall mail written notice of any such Liquidation Event, not less than forty-five (45) days prior to the payment date stated therein, to the holders of the issued and outstanding shares of Series V Preferred Stock.

A “Liquidation Event” shall mean (a) the dissolution, liquidation, or winding up of the Corporation, whether voluntary or involuntary or (b) (i) any reorganization, consolidation, merger, or similar transaction or series of related transactions (each, a “Combination Transaction”) in which the Corporation is a constituent party, or a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such Combination Transaction, if, as a result of such Combination Transaction, the voting securities of the Corporation that are outstanding immediately prior to the consummation of such Combination Transaction (other than any such securities that are held by an “Acquiring Stockholder” as defined below) do not represent, or are not converted into, securities of the surviving corporation of such Combination Transaction (or such surviving corporation’s parent corporation, if the surviving corporation is owned by the parent corporation) that, immediately after the consummation of such Combination Transaction, together possess at least a majority of the total voting power of all securities of such surviving corporation (or its parent corporation, if applicable) that are outstanding immediately after the consummation of such Combination Transaction, including securities of such surviving corporation (or its parent corporation, if applicable) that are held by the Acquiring Stockholder; or (ii) a sale, lease, license, transfer, or other disposition, whether in a single transaction or a series of related transactions, of all or substantially all of the assets of the Corporation. An “Acquiring Stockholder” means a stockholder or stockholders of the Corporation that (x) merges or combines with the Corporation in such Combination Transaction or (y) owns or controls a majority of another corporation that merges or combines with the Corporation in such Combination Transaction.

Section 8.    Miscellaneous.

(a)    Notices. Any and all notices or other communications or deliveries to be provided by the holders hereunder shall be in writing and shall be deemed to have been given: (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (iv) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent (x) to the Corporation, at its principal executive office and (y) to any stockholder, at such holder’s address as it appears in the stock records of the Corporation (or such other address for a stockholder as shall be specified in a notice given in accordance with this Section 8).

(b)    Lost or Mutilated Preferred Stock Certificate. If a holder’s Series V Preferred Stock certificate shall be mutilated, lost, stolen, or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen, or destroyed certificate, a new certificate for the share of Series V Preferred Stock so mutilated, lost, stolen, or destroyed, but only upon receipt of evidence of such loss, theft, or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation.

(c)    Amendment and Waiver. No provision of this Series V Certificate of Designation may be amended, modified, or waived except by an instrument in writing executed by the Corporation and by the holders of a majority of the issued and outstanding shares of Series V Preferred Stock, and any such written amendment, modification, or waiver will be binding upon the Corporation and the holders of shares of Series V Preferred Stock.

FURTHER RESOLVED, that the Chief Executive Officer of the Corporation be and hereby is authorized and directed to prepare and file this Certificate of Designation of Series V Preferred Stock in accordance with the foregoing resolutions and the DGCL.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Blum Holdings, Inc. has caused this Certificate of Designation of Series V Preferred Stock to be duly executed by the undersigned duly authorized officer as of this 27th day of December, 2024.

BLUM HOLDINGS, INC.

By:	/s/ Sabas Carrillo
Sabas Carrillo
Chief Executive Officer